EXHIBIT 12.1

COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

The following table sets forth the ratio of 2005 earnings to fixed charges of the Company for the years ended December 31, 2005, 2004, 2003, and 2002, and the ten-month period ended December 31, 2001, computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

	Years Ended December 31,				Ten Months Ended December 31,
(Dollars are in thousands)	2005	2004	2003	2002	2001
Net earnings	$2,528,090	$2,197,574	$2,372,950	$841,779	$486,006
Income tax expense	1,619,676	1,398,299	1,472,822	501,244	302,613
Interest expense	5,616,425	2,608,338	1,940,207	1,461,066	1,474,719
Interest portion of rental expense	62,104	53,562	36,565	26,671	16,201
Earnings available to cover fixed charges	$9,826,295	$6,257,773	$5,822,544	$2,830,760	$2,279,539

Fixed charges:
Interest expense	$5,616,425	$2,608,338	$1,940,207	$1,461,066	$1,474,719
Interest portion of rental expense	62,104	53,562	36,565	26,671	16,201
Total fixed charges	$5,678,529	$2,661,900	$1,976,772	$1,487,737	$1,490,920

Ratio of earnings to fixed charges	1.73	2.35	2.95	1.90	1.53